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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Received FEB 16 2018 WASH, D.C.

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Generational Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14241 Dallas Parkway, Suite 700
(No. and Street)

Dallas (City) Texas (State) 75254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Sterling (214) 226-7507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

yu DM RMS

OATH OR AFFIRMATION

I, Brenen M. Hofstadter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Generational Capital Markets, Inc.**, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Mary Curcio Hall

Notary Public

MARY CURCIO HALL
ID #193472
My Commission Expires
July 05, 2020

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Generational Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Generational Capital Markets, Inc. as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Generational Capital Markets, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Generational Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Generational Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Generational Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Generational Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Generational Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA
We have served as Generational Capital Markets, Inc.'s auditor since 2008.

Flower Mound, Texas
February 14, 2018

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	117,179
Prepaid expenses - Parent		74,036
Prepaid expenses		22,244
TOTAL ASSETS	$	213,459
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	4,320
Accrued expenses		1,242
Federal income tax payable - Parent		5,325
State tax payable - Parent		15,073
TOTAL LIABILITIES		25,960
Stockholder's Equity		
Common stock, $.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		227,000
Accumulated deficit		(40,501)
TOTAL STOCKHOLDER'S EQUITY		187,499
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	213,459

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Income
Year Ended December 31, 2017

Revenue	
Merger and acquisition services	$ 6,131,706
Interest income	37
TOTAL REVENUE	6,131,743
Expenses	
Communications	6,907
Compensation and related costs	1,595,060
Management fees - Parent	4,257,537
Occupancy and equipment - Parent	63,965
Professional fees	78,504
Regulatory fees	38,956
Other expenses	47,539
TOTAL EXPENSES	6,088,468
Net income before provision for income taxes	43,275
Current income taxes - federal expense	5,325
- states expense	15,973
Current provision for income taxes	21,298
NET INCOME	$ 21,977

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2016	100,000	$ 1,000	$ 227,000	$ (62,478)	$ 165,522
Net Income	-	-	-	21,977	21,977
Balances at December 31, 2017	100,000	$ 1,000	$ 227,000	$ (40,501)	$ 187,499

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net Income	$	21,977
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities		
Decrease in federal income tax receivable - Parent		6,270
Increase in prepaid expenses - Parent		(45,125)
Increase in prepaid expenses		(349)
Increase in accounts payable		755
Decrease in accrued expenses		(5,163)
Increase in federal income tax payable - Parent		5,325
Increase in state tax payable - Parent		6,592
Net cash used in operating activities		(9,718)
Net decrease in cash		(9,718)
Cash at beginning of year		126,897
Cash at end of year	$	117,179
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	-
Income taxes - federal	$	-
- states		9,381
	$	9,381

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Generational Capital Markets, Inc. (the Company) was organized in August 2006 as a Nevada corporation. The Company is a wholly-owned subsidiary of Generational Capital, LLC (Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company's operations consist primarily in merger and acquisition services, through referrals from a related party, to private businesses located throughout the United States and Canada.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue Recognition

Merger and acquisition services revenue is recognized when earned under the respective agreements, primarily during the period the transactions are complete and the revenue determinable.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Management Fees - Parent

The Company incurs management fees to its Parent primarily related to the Parent's and other related parties' participation in the Company's merger and acquisition activities. The management fees are discretionary and recorded when the amounts are determined and authorized.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas return with its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to Parent.

As of December 31, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2014 through December 31, 2016.

The Company is also subject to various other state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $91,219, which was $86,219 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .28 to 1.

Note 3 - Related Party Transactions/Economic Dependency/Concentrations

The Company is under the control of and economically dependent on its Parent and an affiliate, Generational Equity, LLC (GE). The Company also has a concentration of services provided by its Parent and GE. The existence of that control, dependency, and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and its Parent and the Company and GE were not consummated on terms equivalent to arm's length transactions.

Under an Affiliate Agreement between the Company's Parent and GE, the Company is to provide security related merger and acquisition services to clients of GE, under its own engagement agreements. During 2017, $5,881,706 or approximately 96% of merger and acquisition services revenue was earned as a result of GE client referrals.

Note 3 - Related Party Transactions/Economic Dependency/Concentrations (continued)

The Company and its Parent entered into a Facilities Agreement (Agreement) effective January 2008 and latest amendment dated September 2016. The Agreement automatically renews for successive one year terms, unless written notice is given by either party not less than thirty days prior to the expiration of the initial or any subsequent term. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent may also pay certain expenses on behalf of the Company. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company. In making such allocation, the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company, currently 50% of the Parent's costs. The expense allocation may change with the respective use and benefit of facilities or services. Expenses allocated to the Company under this Agreement during 2017, totaled $63,965, of which $39,965 was for office facilities and $24,000 was for office services. The office facilities and office services are included in occupancy and equipment - Parent in the accompanying statement of income. The Company has prepaid its Parent a total of $74,036 at December 31, 2017 of which $46,036 was for office facilities and $28,000 was for office services.

The Company has federal income tax payable due to its Parent of $5,325 and state tax payable due to its Parent of $15,073 at December 31, 2017 (See Note 4).

The Company incurred $4,257,537 in management fees during 2017 to its Parent, primarily related to the Parent's and other related parties' participation in the Company's merger and acquisition activities. As of December 31, 2017, there were no management fees due to Parent.

Management and registered securities representatives of the Company are also management and employees of the Parent. The Parent provides for all salaries and certain benefits to these dual company employees at no cost to the Company. Compensation expense of the Company consisted of commissions, bonuses, matching contributions and payroll taxes for management and registered securities representatives earned as a direct result of the Company's merger and acquisition services revenue.

The Parent acts as common paymaster for the Company. The Company advances the funds required for compensation and payroll taxes to its Parent who then pays the Company's compensation and related payroll taxes.

The Company is a participating employer in a 401k plan offered by GE. For the year ended December 31, 2017, Company matching contributions totaled $12,787. These matching contributions are recorded as compensation and related costs in the accompanying statement of income.

Note 4 - Income Taxes

The Parent, filing a consolidated federal income tax return with the Company, allocated the Company's current taxable income. The Company recorded federal income taxes payable to its Parent and federal income tax expense of $5,325 related to the Company's allocated federal taxable income.

The Parent, filing a combined Texas return with the Company, allocated the Company's share of Texas state taxes. The Company recorded state taxes payable to its Parent and state income tax expense of $15,073 related to the Company's allocated state tax.

The Company incurred separate state income taxes totaling $900 in other states in which it is registered and conducts business.

Note 5 - Concentration of Credit Risk

The Company has cash held at a Texas bank, totaling $117,179 or approximately 55% of the Company's total assets at December 31. 2017. Cash held was not in excess of the FDIC insurance of $250,000, therefore not creating a credit risk. Cash balances fluctuate on a daily basis.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017, through February 14, 2018, the date which the financial statements were available to be issued.

Schedule I

GENERATIONAL CAPITAL MARKETS, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2017

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 187,499
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses - Parent	74,036
Prepaid expenses	22,244
Total non-allowable assets	96,280
Net Capital	$ 91,219
Aggregate indebtedness	
Accounts payable	$ 4,320
Accrued expenses	1,242
Federal income tax payable - Parent	5,325
State tax payable - Parent	15,073
Total aggregate indebtedness	$ 25,960
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 86,219
Ratio of aggregate indebtedness to net capital	.28 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Generational Capital Markets, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Generational Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Generational Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Generational Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Generational Capital Markets, Inc. stated that Generational Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Generational Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Generational Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 14, 2018

Generational Capital Markets, Inc.
Exemption Report

Generational Capital Markets, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Generational Capital Markets, Inc.

I, Brenen Hofstadter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 14, 2018

GENERATIONAL
CAPITAL MARKETS
Member FINRA/SIPC

February 14, 2018

US Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549
(202) 551-6551

RE: CRD 145869

Dear Sir or Madam:

Please find enclosed the Audited Financial Statement from Generational Capital Markets, Inc. for the year ending December 31, 2017 as required.

Please feel free to call at (972) 448-1011 if you have any questions.

Sincerely,

Brenen Hofstadter
President

14241 Dallas Parkway, Suite 700, Dallas, TX 75254